Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

WeatherFlow-Tempest, Inc.
108 Whispering Pines Dr #245
Scotts Valley, CA 95066
weatherflow.com

Up to $2,500,000.00 in Common Stock at $2.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: WeatherFlow-Tempest, Inc.
Address: 108 Whispering Pines Dr #245, Scotts Valley, CA 95066
State of Incorporation: DE
Date Incorporated: December 26, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Common Stock
Offering Maximum: $2,500,000.00 | 1,000,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $325.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 30% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 20% bonus shares.

Early Bird Bonus

Invest within the first ten days and receive an additional 10% bonus shares.

Amount-Based

$325+ | Tier 1

Invest $325+ and receive a 10% discount on our products for one year + WeatherFlow Hoodie.

$1,000+ | Tier 2

Invest $1,000+ and receive a 15% discount on our products for one year + WeatherFlow Hoodie.

$2,500+ | Tier 3

Invest $2,500+ and receive a 15% discount on our products for two years + WeatherFlow Hoodie+ 5% bonus shares.

$5,000+ | Tier 4

Invest $5,000+ and receive a 15% discount on our products for five years + WeatherFlow Hoodie + 10% bonus shares.

$10,000+ | Tier 5

Invest $10,000+ and receive a 20% discount on our products for five years + WeatherFlow Hoodie + 15% bonus shares.

$20,000+ | Tier 6

Invest $20,000+ and receive a 20% discount on our products for five years + WeatherFlow Hoodie + 25% bonus shares.

**All perks occur when offering is complete.*

The 10% StartEngine Owners' Bonus

WeatherFlow-Tempest, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

WeatherFlow-Tempest, Inc. operates in the private weather industry, helping customers better understand and manage the impact of weather on their lives and businesses. The Company uses proprietary data and various layers of weather forecast modeling to deliver more accurate weather information, resulting in better decision-making and significant cost savings for customers. Specifically, the company sells products/services that deliver weather data, both observations and forecasts. These products and services include weather station systems, weather meters, subscription weather apps, SaaS tools, and licensed data provided via API.

The Company owns two design patents for environmental monitoring devices (US D805,924 & US D805,925) and one utility patent for its Haptic Rain Sensor (US 10,520,646). The Company has also applied for two additional design patents, (U.S. Application Serial No. 29/812,448 for an environmental monitoring device and U.S. Application Serial No. 29/812,450 for an environmnetal data hub). The Company also has four additional provisional utility patent applications forthcoming. In addition, the Company also owns or licenses the following trademarks: WEATHERFLOW, TEMPEST, TEMPEST°, T°, and NEARCAST.

WeatherFlow-Tempest, Inc. was initially incorporated as SmartWeather, Inc. on December 26, 2018 and changed its name on March 12, 2021. It formerly operated as a wholly-owned subsidiary of WeatherFlow, Inc. until April 2021 when it was spun off as a separate entity.

Competitors and Industry

According to a 2017 National Weather Service study, the market for weather and climate data delivered by the private sector is currently estimated at $7B and is expected to grow by 10-15% per year.

The Company does not have direct competitors that offer the same products and services but faces competition in each of its business lines. In the sale of personal weather station systems, the primary competitors are the Davis division of AEM, Ambient, and Acurite. Our Personal App subscription business faces competition from several companies, though none of them focus on proprietary weather observation data as we do. Companies like Windy and Windguru, which compete with us, focus primarily on providing information free for use and generate revenue primarily through advertising. PredictWind competes somewhat in the subscription service space, but their primary strength is subscription to offshore weather data delivered via satellite, whereas we do not operate in that space currently. The Company faces competition in providing weather data and tools to business customers from both large and small companies, but it does not face direct competition in providing services that rely on large quantities of unique surface weather observation data except from AEM, which owns Davis and other environmental data sensor brands.

Current Stage and Roadmap

Based on our current sales of products and services, we have validated that we have quality products valued by customers in each of our three primary revenue tranches - Hardware (e.g., Tempest Weather Systems), Personal Apps, and WeatherFlowPro. Since we already have three products that have achieved the MVP stage (minimum viable product stage), our next steps are to invest in marketing and sales of those products, as well as expanding the capabilities of our current and future hardware and software products, to grow the company. We are focused on growth.

Current Stage

The Company’s products in each revenue tranche of, Tempest Hardware, Personal Apps, WeatherFlow Pro SaaS tools and API are all currently generating sales with gross margins greater than 50%.

Future Roadmap

The Company’s efforts for the next few years will be focused on growing revenue in each of the three established tranches both through increased sales and marketing of existing products and the addition of new products in each tranche, with new hardware products, new Personal Apps, and new business-to-business services.

The Team

Officers and Directors

Name: Daniel “Buck” Lyons

Daniel “Buck” Lyons's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director, and Chairman of the Board
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Strategic planning and overall management. Buck is currently drawing a salary of $8,500 per month.

Other business experience in the past three years:

- **Employer:** WFn Holdings, Inc
  Title: CEO
  Dates of Service: January 01, 2012 - April 01, 2021
  Responsibilities: Strategic planning and overall management.

Other business experience in the past three years:

- **Employer:** Synoptic Data PBC
  Title: Director
  Dates of Service: September 30, 2012 - Present
  Responsibilities: providing advice and counsel; determining the strategic direction of the company in conjunction with other BOD members.

Name: David St. John

David St. John's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Management responsibility over hardware and software development. David is currently drawing a salary of $10,650 per month.

Other business experience in the past three years:

- **Employer:** WFn Holdings, Inc.
  Title: CIO
  Dates of Service: January 01, 2000 - January 01, 2019
  Responsibilities: Oversight of all software development and maintenance.

Name: Dr. Martin Bell

Dr. Martin Bell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Science Officer
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Management responsibility over weather data quality control and forecast modeling. Martin is currently drawing a salary of $12,500 per month.

Name: Phillip Atkinson

Phillip Atkinson's current primary role is with WFn Holdings Inc. Phillip Atkinson currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Director, and Design Guru
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Strategic advisement and product design consulting. Philip is a major shareholder and is not currently drawing a salary; he will be compensated for his time as a design consultant beginning in 2022.

Other business experience in the past three years:

- **Employer:** WFn Holdings Inc
  Title: President and Chief Operating Officer
  Dates of Service: March 01, 2021 - Present
  Responsibilities: General management of the company.

Other business experience in the past three years:

- **Employer:** WFn Holdings, Inc.
  Title: Chief Information Officer & Chief Operating Officer
  Dates of Service: January 01, 2012 - March 01, 2021
  Responsibilities: Oversees day-to-day operations and keeps the data flowing.

Name: Michael Samols

Michael Samols's current primary role is with Self Employed - Consultant. Michael Samols currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Consultant and Director
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Strategic advisement. Michael is a shareholder and serves his role as Director without compensation. He is currently paid by the hour for consulting work.

Other business experience in the past three years:

- **Employer:** Self Employed - Consultant
  Title: Self Employed - Consultant
  Dates of Service: October 01, 2015 - Present
  Responsibilities: Strategy consulting and business development work on a contract basis.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the weather industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current products and services are related to weather. Although we have multiple tranches of revenue with multiple products in each tranche, all of our revenue derives from weather related products and services.

Some of our products are still in prototype phase and might never be operational products
It is possible that some of our planned products may never become operational products or that these products may never be used by anyone. It is possible that the failure to release these planned product is the result of a change in business model with respect to those products upon the Company's making a determination that the business model with respect to those products, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have

the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, patents, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right personnel in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product may be dependent on relevant government laws and regulations. The laws and regulations concerning the selling of products and services may be subject to change and if they do, then the selling of product and services may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and services and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including obtaining weather information, manufacturing, shipping, accounting, data supply, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our

reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of customers that utilize our products and services. Further, any significant disruption in the company's service(s) or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our cyber security platform. Any disruptions of services or cyber-attacks either on our technology provider or on our company equipment could harm our reputation and materially and negatively impact our financial condition and business.

Foreign Contract Manufacturing
The Company is heavily reliant on a single contract manufacturing firm located in Shenzhen, China, and it would be a significant disruption to the Company and its ability to continue its business as currently conducted without the support of this company. Although this risk is somewhat mitigated because we have an excellent and long-term relationship with the company's sole owner, and because we have the capability to manufacture some our products in our facility in Daytona, Florida, if we did not have this foreign contract manufacturer to manufacture our products, our business could face serious disruption. Your investment could be adversely impacted by our reliance on third parties and their performance.

Customers must remain interested in our products
Although we are a unique company that caters to weather related services and people's desire to know weather related information will likely not subside, our business growth depends on the market interest in the Company's products and the services that the Company provides. There can be no assurance that interest will remain.

We are an early-stage company and have a limited revenue and operating history
The Company has a short history. If you are investing in this company, it's because you think that the Company's products and services are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. There is no assurance that we will turn a large profit.

Reliance on an affiliate company
The Company relies on an affiliate company, WFn Holdings Inc ("WFn"), to supply weather data from WFn's industrial-grade network of weather stations to make the Company's products and services more valuable. This data is particularly important for some of the Company's Personal App customers who utilize the Personal App service in the US coastal zone, and for business customers located in the US coastal zone. If the Company lost access to WFn's weather data, the Company would experience a significant disruption to its business and some of our products and services may no longer be attractive or useful for some of our customers, causing a

decline in the value of the Company. Although this risk is somewhat mitigated because of a 10 year agreement on favorable terms for the Company and because there is substantial common ownership between WFn and the Company (the owners of WFn own a large majority of the shares of the Company prior to the launch of the StartEngine campaign) your investment, nonetheless, could be adversely impacted by our reliance on WFn.

We have pending patent approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Daniel "Buck" Lyons	4,285,670	Common Stock	32.21

The Company's Securities

The Company has authorized Common Stock, and Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,000,000 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 12,913,210 outstanding.

Voting Rights

One Vote Per Share.

Material Rights

Voting Rights of Securities Sold in this Offering. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Promissory Note

The security will convert into Preferred stock (or common stock at the option of the holder) and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $930,000.00
Maturity Date: October 29, 2024
Interest Rate: 7.0%
Discount Rate: 33.0%
Valuation Cap: None
Conversion Trigger: a qualifying event (or at the option of the holder)

Material Rights

There is no valuation cap affecting conversion to preferred stock. At the option of the holder, principal and accrued interest may at any time be converted to common stock at a price of $1.40 per share.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. If the Company's valuation goes up and the Company issues additional shares, then you will own a smaller piece of a larger company. However, if the Company's valuation goes down and the Company issues additional shares, then you will own a smaller piece of a smaller company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or being awarded stock grants, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $930,000.00
  Use of proceeds: Marketing, Company Employment, Inventory, and Cash on Hand.
  Date: October 29, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Marketing
  Date: May 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,207,688.50
  Number of Securities Sold: 12,076,885
  Use of proceeds: Formation assets and start-up capital
  Date: January 02, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and

results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $6,460,768, a 123% increase over fiscal year 2019 revenue of $2,901,812. We launched our Tempest system during fiscal year 2020, which was the largest reason for the increase. Over 90% of revenue was generated by customers in the US, and we expect to continue to market and sell in the US in future years. We also expect to expand globally, and that international sales will be important to the company.

Cost of Sales

Cost of sales in 2020 was $3,108,165 compared with $1,171,800 in fiscal year 2019 due to much higher gross sales number and that a higher percentage of revenue came from hardware sales, which has a higher percentage cost of goods sold than app services or data services.

Gross margins

2020 gross profit increased by $1,622,591 over 2019 gross profit due to the large increase in total revenue. Gross margins as a percentage of revenue decreased from 59.6% due to higher hardware costs and discounted products sold on Indiegogo and Kickstarter but remained above 50% at 51.9%.

Expenses

The Company's operating expenses consist of, among other things, general and administrative, research and development, and sales and marketing. Total operating expenses increased to $4,327,098 in 2020 from $3,134,055 in 2019 due to increased marketing expenses and hiring more personnel to support growth in 2020 and future years. The Company hired 11 employees in 2020 in functions including software development, marketing, fullment, and quality assurance.

Historical results and cash flows:

The Company is currently producing multiple products and generating revenue and revenue growth. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because there is substantial opportunity to continue to grow revenue. As we grow revenue, we expect to continue to generate more total gross margin which may be used to cover marketing, development, and administrative expenses. The increased gross margin gives us flexibility to either invest in growth with greater marketing expenses and hire a large number of personnel, or manage to profitability and positive cash flow. Our goal is to grow the company as rapidly as possible while still being on a path to eventual profitability as a large company; therefore, our goal is to raise the necessary capital to grow the company in an optimum way. We are nonetheless prepared to manage the company to profitability as circumstances dictate, if the company was to grow slower it could more easily be managed into a cash flow positive results.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 12, 2022, the Company has $706,902 cash on hand. As of October 29, 2021, the Company has capital resources available in the form of $230,000 in advances from Clearco.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this Reg CF campaign are not critical to the company. We have other funds and capital resources available. We have cash on hand and an ability to obtain funds from finance companies, including Shopify Capital and Clearbank. In the past, we have been able to obtain funds from WFn Holdings Inc, an affiliate company. Likewise, we have obtained funds from other investors. We believe that we have the ability to raise funding from other sources in the future as we have done in the past, if we need funds to remain viable and become successful.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 100% will be made up of funds raised from the crowdfunding campaign, if it raises the maximum funding goal of $2.5M. We have already raised $1.06M from StartEngine. If we fail to raise more funds from StartEngine, we will need to raise additional funds elsewhere or cut planned expenses, but we believe that we have the funds on hand to manage that change.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely but we will likely need to cut expenses within six months, which is the same as if we did not raise any funds.

This is based on a current monthly burn rate of $75K for expenses for personnel, marketing, product costs, R&D and other operating expenses that exceed our revenue

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely but will likely need to cut expenses or increase our revenue sufficiently within 12 months to reduce or eliminate our burn.

This is based on a current monthly burn rate of $125K increasing to $200K or more if we raise the maximum funds from the Reg CF campaign. The burn amount is based on expenses for personnel, marketing, product costs, R&D, and other operating expenses that exceed our revenue.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. We have an ability to obtain funds from finance companies including Shopify Capital and Clearbank. In the past we have been able to obtain funds from WFn Holdings, an affiliate company. Likewise, we have obtained funds from other investors. We believe we have the ability to raise funding from other sources in the future as we have done in the past. We believe that we can raise capital from institutional investors if that helps increase the value of the Company. The Company has been successful raising capital from other sources, and we believe that will continue to be true if additional capital is warranted to facilitate growth.

Indebtedness

- **Creditor:** Shopify Capital
  Amount Owed: $284,933.28
  Interest Rate: 0.0%
  The debt is an advance on future revenues received thru Shopify. We pay 17% of sale proceeds (excluding tax and shipping) until the balance is repaid. We anticipate repaying the balance in the first quarter of 2022.

- **Creditor:** Convertible Note Holders
  Amount Owed: $930,000.00
  Interest Rate: 7.0%
  Maturity Date: October 29, 2024
  It is subordinate to senior debt and convertible to equity in the company.

- **Creditor:** Trade Accounts Payable & Other Current Liabilities
  Amount Owed: $173,611.00
  Interest Rate: 0.0%

- **Creditor:** Current Credit Card Balances
  Amount Owed: $66,890.00
  Interest Rate: 0.0%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $32,283,025.00

Valuation Details:

WeatherFlow-Tempest, Inc. believes this valuation is supported by multiple factors. The existing market for the weather decision support products and services similar to that the company is offering now or intends to offer in the future is estimated to be a $7 billion per year market and growing. Based on the products and services now being offered in the market relative to our products and capabilities, we believe that we can gain a meaningful share of that market. Moreover, we believe we have an experienced team that is highly skilled, and we possess unique technology that can allow us to compete cost effectively in the weather decision support market. We already compete successfully as we had $6.4 million in revenue in 2020, and we continue to grow. As the addressable market for the products and services we offer grows, our business also has the potential to grow if we capture a meaningful segment of the total addressable market. As a result of the size of the addressable market and our ability to successfully compete in that market, we believe that our company has the potential to become profitable and very large over time if we are successful in implementing our objectives. We believe that our current track record of revenues and well received products validates that we are delivering products and services that the market demands, which bolsters our confidence that the company is poised for growth as we scale our operations. Our valuation accounts for our potential growth in light of the addressable market, our proven track record, and the quality of our team and product. We believe that our valuation allows for very significant future appreciation if we are successful in implementing our plans. Our current valuation is approximately five times 2020 revenues which we believe represents an excellent value. We further believe our valuation is attractive relative to other investment opportunities in companies comparable to our company.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of stock. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $930,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  We will spend the remaining amount for online advertising.

If we raise the over allotment amount of $2,500,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  Online advertising, other advertising, and other marketing communications.

- *Company Employment*
  40.0%
  Hiring new team members for product management, marketing, and product development.

- *Inventory*
  16.5%
  Inventory parts advance.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at weatherflow.com (https://weatherflow.com/about-us/investors/financials).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/weatherflow-tempest

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR WeatherFlow-Tempest, Inc.

[See attached]

WEATHERFLOW-TEMPEST, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
AUDITED

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors of
WeatherFlow-Tempest, Inc.
Santa Cruz, California

Opinion

We have audited the financial statements of WeatherFlow-Tempest, Inc., which comprise the balance sheets as of December 31, 2020, and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of WeatherFlow-Tempest, Inc., as of December 31, 2020, and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of WeatherFlow-Tempest, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about WeatherFlow-Tempest, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2020.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of WeatherFlow-Tempest, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about WeatherFlow-Tempest Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

January 12, 2022
Los Angeles, California

WEATHERFLOW-TEMPEST, INC.
BALANCE SHEET

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 157,664	$ 537,262
Accounts receivable—net	440,232	680,634
Inventories	938,125	200,282
Prepaids and other current assets	64,764	114,363
Total current assets	**1,600,785**	**1,532,541**
Property and equipment, net	61,878	32,496
Intantible assets	81,000	81,000
Security deposits	1,192	1,192
Total assets	**$ 1,744,855**	**$ 1,647,229**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 668,112	$ 225,106
Credit Card	168,988	74,472
Short-term borrowings	560,820	-
Current portion of Convertible Note	100,000	-
Deferred Revenue	260,621	814,440
Other current liabilities	86,871	632,481
Total current liabilities	**1,845,412**	**1,746,500**
Convertible Note	-	100,000
Total liabilities	**1,845,412**	**1,846,500**
STOCKHOLDERS EQUITY		
Common Stock	12,077	12,077
Additional Paid In Capital	2,274,276	1,195,612
Retained earnings/(Accumulated Deficit)	(2,386,910)	(1,406,959)
Total stockholders' equity	**(100,558)**	**(199,271)**
Total liabilities and stockholders' equity	**$ 1,744,855**	**$ 1,647,229**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 6,460,768	$ 2,901,812
Cost of goods sold	3,108,165	1,171,800
Gross profit	3,352,603	1,730,012
Operating expenses		
General and administrative	3,264,698	2,575,188
Research and development	134,157	72,190
Sales and marketing	928,243	486,676
Total operating expenses	4,327,098	3,134,055
Operating income/(loss)	(974,495)	(1,404,043)
Interest expense	5,456	2,917
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(979,951)	(1,406,959)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (979,951)**	**$ (1,406,959)**

See accompanying notes to financial statements.

WEATHERFLOW-TEMPEST, INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stocks		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2018				$ -	$ -
Issuance of Common Stock	12,076,885	12,077	1,195,612		1,207,688
Net income/(loss)				(1,406,959)	(1,406,959)
Balance—December 31, 2019	12,076,885	12,077	1,195,612	$ (1,406,959)	**$ (199,271)**
Capital contribution			**1,078,664**		1,078,664
Net income/(loss)				(979,951)	(979,951)
Balance—December 31, 2020	**12,076,885**	**$ 12,077**	**$ 2,274,276**	**$ (2,386,910)**	**$ (100,558)**

See accompanying notes to financial statements.

WeatherFlow-Tempest, Inc
Statements of Cash Flows

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(979,951)	$	(1,406,959)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		24,112		41,738
Amortization of intangibles		10,000		9,000
Changes in operating assets and liabilities:				
Accounts receivable		240,402		(680,634)
Inventory		(737,842)		(200,282)
Prepaid expenses and other current assets		49,599		(114,363)
Accounts payable and accrued expenses		443,006		225,106
Deferred Revenue		(553,819)		814,440
Short-term borrowing		560,820		
Credit Cards		94,515		74,472
security deposit				(1,192)
Other current liabilities		(545,610)		632,481
Net cash provided/(used) by operating activities		**(1,394,768)**		**(606,192)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(53,494)		(74,234)
Purchases of intangible assets		(10,000)		(90,000)
Net cash provided/(used) in investing activities		**(63,494)**		**(164,234)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Convertible Notes		-		100,000
Issuance of common stock				1,207,688
Capital contribution		1,078,664		-
Repayment of Shareholder Notes Payable		-		-
Net cash provided/(used) by financing activities		**1,078,664**		**1,307,688**
Change in cash		(379,598)		537,262
Cash—beginning of year		537,262		-
Cash—end of year	**$**	**157,664**	**$**	**537,262**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	5,456	$	2,917
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

WeatherFlow-Tempest, Inc. was founded on December 26, 2018 in the state of Delaware. As of December 31, 2020, WeatherFlow-Tempest, Inc.was a wholly owned subsidiary of WFn Holdings, Inc. Effective April 1, 2021 the parent company, WFn Holdings, inc. has agreed to a spin-off agreement. As a result of the spin-off, WeatherFlow-Tempest, Inc. will no longer be a subsidiary of the parent company. The financial statements of WeatherFlow-Tempest, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Cruz, California.

WeatherFlow-Tempest, Inc. operates in the private weather industry, selling products and services that deliver weather data – both observations and forecasts. Products and services include weather stations systems, weather meters, subscription applications, SaaS tools and licensed data.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $287,262, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods which are determined using a first-in-first-out method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Machinery and equipment	5 years
Furniture and fixtures	5-7 years
Computer equipment	5 years
Leasehold improvements	15 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes professional fees incurred in connection with patenting its intellectual property, which will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

WeatherFlow-Tempest, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues earned from subscriptions to its weather application and from smartweather device sales.

Cost of sales

Costs of goods sold include the cost of hardware costs, freight and delivery, packaging and etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $928,243 and $486,676, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 12, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Finished goods	938,125	200,282
Total Inventories	**$ 938,125**	**$ 200,282**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Short-term borrowing

The company has an extended, long-term financing agreements with specific vendors, Sunrado Technology and Clearbank, which have been included under short-term borrowings.

Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid expenses	64,764	114,363
Total Prepaids Expenses and other Current Assts	**$ 64,764**	**$ 114,363**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Accrued expenses	78,955	45,230
Accrued interest	7,917	2,917
Amount due to WFn Holdings Inc		584,334
Total Other Current Liabilities	**86,871**	**632,481**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consist of:

As of Year Ended December 31,		2020		2019
Computer equipment	$	36,583	$	33,738
Furnitures and fixtures		23,971		23,971
Machinery and equipment		61,797		11,148
Leasehold improvements		5,377		5,377
Property and Equipment, at Cost		**127,729**		**74,234**
Accumulated depreciation		(65,850)		(41,738)
Property and Equipment, Net	**$**	**61,878**	**$**	**32,496**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $24,112 and $41,738 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

As of Year Ended December 31,		2020		2019
Intelectual Property - BarometerTempest	$	100,000		90,000
Intangible assets, at cost		**100,000**		**90,000**
Accumulated amortization		(19,000)		(9,000)
Intangible assets, Net	**$**	**81,000**	**$**	**81,000**

Amortization expense for patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $10,000 and $9,000 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period		Amortization Expense
2021	$	(10,000)
2022		(10,000)
2023		(10,000)
2024		(10,000)
Thereafter		(41,000)
Total	**$**	**(81,000)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 25,000,000 shares of common shares with par value of $0,001. As of December 31, 2020, and December 31, 2019, 12,076,885 shares have been issued and are outstanding.

8. DEBT

Convertible Note(s)

The following is the summary of the convertible notes:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Clover Mews LLC	$ 100,000	5.00%	5/30/2019	5/30/2021	7,917	7,917	100,000	-	100,000	2,917	2,917	-	$ 100,000	100,000
Total					$ 7,917	$ 7,917	$ 100,000	$ -	$ 100,000	$ 2,917	$ 2,917	$ -	$ 100,000	$ 100,000

The convertible notes are convertible into common shares at a conversion price. The conversion price is defined as lower of (i) 70% of price per share, and (ii) the per share price that would result from dividing (A) the valuation cap by (B) the fully diluted number of shares. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (292,417)	$ (419,837)
Valuation Allowance	292,417	419,837
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (712,254)	$ (419,837)
Valuation Allowance	712,254	419,837
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,386,910, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,386,910. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

The company has outstanding trade receivables from WFn Holdings Inc. a company owned by its founders. As of December 31, 2020 and December 31, 2019, the outstanding receivables were in the amount of $400,232 and $679,355 respectively.

In 2019 there is also a current liability of $584,000 owed to WFn Holdings from WeatherFlow-Tempest. (see Note 4.). Therefore, the net amounts due to WFn Holdings by the Company as of December 31, 2020 and December 31, 2019, were $400,232 and $95,021 respectively.

The company revenues included revenues for WFn Holdings Inc. As of December 31, 2020 and December 31, 2019, the revenues from WFn Holdings Inc, was in the amount of $840,000 and $660,000 respectively.

The company revenues also included revenues from Synoptic Data PBC, a company in which WFn Holdings Inc owns a minority stake. As of December 31, 2020 and December 31, 2019, the Company's revenue from Synoptic Data PBC, was in the amount of $120,000 in each year.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation	
2021	$	61,409
2022		42,419
2023		17,675
Thereafter		-
Total future minimum operating lease payments	**$**	**121,503**

Rent expense was in the amount of $ 120,294 and $ 98,493 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Copany ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through January 12, 2022, the date the financial statements were available to be issued.

Effective March 12, 2021, WeatherFlow-Tempest Inc. filed a certificate of amendment to change its name from SmartWeather, Inc. to WeatherFlow-Tempest, Inc.

Effective April 1, 2021, the Parent company, WFn Holding, Inc. has agreed to a spin-off agreement. As a result of the spin-off, the Parent company will have no ownership stake in Weather-Flow-Tempest, Inc. The Parent has confirmed and transferred the business operation to WeatherFlow-Tempest, Inc. so that the company may independently develop, market, and sell goods and service related to the transferred business assets, The Parent Company transferred the control and gross revenue from its personal subscription weather application to WeatherFlow-Tempest, Inc, as of the date of spin-off. As of effective date, Parent has authorized the distribution of all outstanding shares of WeatherFlow-Tempest, Inc.stock to be distributed pro-rate to Parent's stockholders of record as of the effective date. The spin-off is intended to qualify as tax-free under Section 355 of the Internal Revenue Code.

Effective August 6, 2021 the Clover Mews convertible note was converted to 230,000 restricted stock shares.

Effective November 3, 2021, the company issued an aggregate of $1,100,000 in convertible promissory notes to various parties. These notes carry a simple interest rate of 7% per annum and have a maturity date of November 3, 2024.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

WeatherFlow-Tempest, Inc.

Controlling the Cost of Weather


WeatherFlow | Tempest

Website | Scotts Valley, CA | TECHNOLOGY

$1,064,193 raised

537 Investors	$32.3M Valuation
$2.50 Price per Share	$325.00 Min. Investment
Common Shares Offered	Equity Offering Type
$2.5M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Our mission is to help the world better understand and control the enormous impact of weather. Our exclusive data and AI-driven modeling deliver more accurate weather information, resulting in better decision-making and significant cost savings for our customers. As the climate changes and the impact of weather increases, the value of our service - and its importance to the planet - will only grow larger.

Overview | Team | Terms | Updates 6 | Comments | Follow

Reasons to Invest

- Our fast growing company has solid traction and a clear path toward greater success, with more than 60,000 paying customers and millions of users. In three years, our annual revenue has grown to over $8m, and we are just getting started.
- Weather has a huge impact on $85 Trillion Global GDP. The current market for weather data and decision support already exceeds $7 billion and the addressable market is much larger - and growing. Climate Change is fueling demand for more and better weather data. Our products are disrupting the existing, fragmented market and positioning us to take advantage.
- Defensible Proprietary Advantages. Our powerful Nearcast Technology™ leverages strategic patents and proprietary data to guarantee better results for customers. Our expanding network of Tempest Hardware systems (over 35,000 already deployed) combined with our AI-based weather modeling gives us an unrivaled advantage over would-be competitors.

A weather technology company built on better data.

Weather has a vast effect on the world's economy. Given the sheer scale, it's no surprise there is a large market for better information to help better manage the impact of weather. There is already $7 billion in annual revenue generated by private firms helping to manage this impact. And in a world where the climate is changing, and data increasingly drives decisions, the need for better weather data and decision support is growing quickly. The individuals, businesses and government entities paying for help now are demanding better. And those beginning to search for solutions expect even more.

Everyone is curious about the weather, but we need to provide unique weather data and better decision support to create viable revenue streams. In addition, we must provide all our customers – everyone from the fisherman to the homeowner to the insurance company - with solutions that reduce costs or create other benefits. That is precisely what we deliver.

The proof of our potential is in our current success. Our consistent revenue growth is due to (i) sales of our **Tempest Hardware** system, a low-cost high-margin personal weather station with a powerful weather app; (ii) recurring subscription revenue from our **Personal Apps** and (iii) recurring revenue for **WeatherFlowPro**, weather data and decision support delivered via software as a service (SaaS) and our API.

Our patented **Nearcast Technology™** provides all our customers with point-specific weather information where and when they need it. And we guarantee a tangible, measurable impact; it is clear they are getting great value from our service.

Rewards

Get rewarded for investing more into WeatherFlow-Tempest, Inc.:

$325+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$325+
Investment
Tier 1
Invest $325+ and receive a 10% discount on our products for one year + a sweatshirt.

$1,000+
Investment
Tier 2
Invest $1,000+ and receive a 15% discount on our products for one year + a sweatshirt.

$2,500+
Investment
Tier 3
Invest $2,500+ and receive a 15% discount on our products for two years + a sweatshirt + 5% bonus shares.

$5,000+
Investment
Tier 4
Invest $5,000+ and receive a 15% discount on our products for five years + a sweatshirt + 10% bonus shares.

$10,000+
Investment
Tier 5
Invest $10,000+ and receive a 20% discount on our products for five years + a sweatshirt + 15% bonus shares.

$20,000+
Investment
Tier 6
Invest $20,000+ and receive a 20% discount on our products for five years + a sweatshirt + 25% bonus shares.

Our **team** includes Ph.D. atmospheric and data scientists, along with business executives and engineers. Collectively we have vast experience in the weather industry and in launching successful start-ups in other markets. This team includes several founders who have provided the investment to propel WeatherFlow to this maturing state. We are raising capital to accelerate growth and open up new markets while continuing to develop proprietary cutting edge products.


LEARN MORE ABOUT TEMPEST

THE PROBLEM

Weather has a large and costly impact, which is growing larger.


IT'S FINE, EVERYTHING
IS FINE

Each year severe weather kills over 60,000 people and the cost to the global economy is more than $1 trillion. And severe events are only a small fraction of the impact on a global economy of more than $85 trillion. Weather has a vast effect on practically everything on the planet, from growing the world's food supply, to managing the power grid; to personal costs like cooling and heating your home, or managing your garden.

Regardless of the cause, there is wide agreement and concern that the climate is changing, with risks and costs growing ever larger. We can't eliminate the cost of weather, but both businesses and individuals can better plan for its impact and likely capture hundreds of billions of dollars in savings and benefits. And we can save more lives and make better decisions for the planet's future in the process.


$1000 B
$750 B
$500 B
$250 B
Increase over
2005 base
2025
2050
2075
Water
Energy
Hurricanes

(Source)

Projected global cost increase due to climate change around energy, water supply, and hurricane damage.

THE SOLUTION

Our Nearcast Technology™ is a unique and powerful answer

Our patented technology provides our customers with point-specific weather information where and when they need it - what is happening now, what happened yesterday, and a forecast fine-tuned for later today and tomorrow - all with guaranteed accuracy. Combined with industry-specific decision support, our customers realize a real and measurable gain for a simple reason: better data leads to better decisions.


LEARN MORE ABOUT NEARCAST

NEARCAST technology

Nearcast Technology™ is a layered solution protected by strategic patents and proprietary data. These layers include:

- **Better Hardware.** Our revolutionary design includes best-of-breed sensors with no moving parts and extremely simple set-up. It requires near-zero maintenance and works with a growing list of third-party applications. Because the design appeals to weather enthusiasts and smart home aficionados as well as average homeowners, the Tempest Network has snowballed to over 30,000 systems in 125 countries and is on a trajectory to become one of the largest weather observing networks.

- **Better Observational Data.** In addition to our Tempest Network, we ingest a massive amount of data from all conceivable sources, including satellites, radars, government surface networks and weather-equipped aircraft, as well as exclusive data from the WFn ProNet and other private sources. Curated and standardized by our team of meteorologists and atmospheric and data scientists, there is no better input to a weather data system.

- **Better Modeling.** Our AI-based weather modeling combines unique data assimilation, numerical modeling and machine learning. We source the best available models from the major national weather services, including from the US and Europe. Initialized with our curated data sets, we also run our own high-resolution physics-based numerical weather forecasts. We train our AI-based output models to produce precise point-specific forecasts informed by the observations. The result is the best conceivable weather information available.

- **Better Decision Support.** To turn this better weather data into better decisions, we provide our customers powerful mobile applications & SaaS tools. Via our API, our data also integrates directly with the tools our customers already use. Whether deciding when to cover their plants, quickly pay an insurance claim, prepare for a drop in wind power or move an aircraft carrier, we guarantee our customers will achieve a clear and measurable return on their investment in our service.


AMERICA'S
NAVY
"I had to shift one of my carriers during yesterday's strong NW winds and WeatherFlow, as always, helped me find just the right time to move her."
- A. Dykes, US Navy

THE MARKET

Demand for weather data and decision support is growing



$6.2T
$900B
$10T
$5.8T
$85T
$4.7T
$2.9T
Potential Market
$7B
Weather Impacts huge swaths of the **$85 Trillion** Global Economy
Weather Decision Support already represents a **$7 billion** industry
Climate Change combined with an increasingly **Data-Driven Economy** are creating a **Huge Opportunity**

Weather has a large effect on the world's $85 trillion economy. Sectors like agriculture, energy, insurance, transportation and tourism are just a few of the many markets strongly impacted, and that doesn't include growing sectors like unmanned aviation (drones), driverless cars and other nascent business models affected by weather. It's easy to see that hundreds of billions could be saved and the world would be better off if crop yields were greater, planes stayed on schedule, and your insurance claim was paid without a conversation.

Climate Change is increasing the impact of weather while also raising awareness about the costs involved, which naturally leads to a desire to manage them. Moreover, the world is increasingly data-driven, a trend that's generating new demand for more and better weather information.

The current market for private sector weather data and decision support is already greater than $7B. We are well positioned to disrupt the existing market and lead the way as customers demand new data and tools that make a difference.



"Extreme weather is impacting stability in areas of the world where our troops are operating today."
- General James N. Mattis
United States Marine Corps
"A dense network of weather stations will be critical to next-generation machine learning forecasting algorithms."
- Professor William Moore
Hampton University
"If you want to mitigate Climate Change, you have to measure it."
- Astronaut Bill Nelson
NASA Chief Scientist
"In many cases there haven't been weather stations in close enough proximity....we are essentially poking around in the dark."
- Professor Danial Swain
UCLA

OUR TRACTION

We have already built a strong company with powerful proven solutions

- Over 3 million unique users utilize our freemium consumer weather services
- Over 20,000 consumers currently pay to subscribe to our premium consumer services.
- More than 45,000 people have purchased Tempest Systems or other hardware-centric products over the past two years.
- Over 500 business and government customers

Disney Husqvarna NASCAR SPACEX

WHAT WE DO

We have proprietary data and patented technology

We provide the most precise information available everywhere you need it - what the weather conditions are now, what happened yesterday, and the forecast for later today and tomorrow. This enables us to deliver better, more actionable weather information. Our differentiators:

- **Tempest Hardware**, a revolutionary weather station system so advanced it's simple
- Data from our **Tempest Network**, a fast-growing observing network
- Exclusive, perpetual access to **WFn ProNet**, a reliable industrial grade network
- **Nearcast Technology™**, based on IP and know-how developed over three decades
- Decades of collective experience managing **weather observing networks**
- Unique track record creating and delivering **better weather data** (not just hardware)
- Years of experience creating **better decision support** based on better weather data

Everyone utilizes weather information, but paying for better weather data and decision support requires a use case and a solution that together yield cost reductions and other benefits. For example:

Our ***Personal Apps*** help anglers catch more fish, sailors win more races, and drone pilots safely operate their aircraft. Our subscribers pay for our service because the cost is a small but critical part of the overall investment in their passion. We have proven that a fast-growing portion of the 1.5 billion people using smartphone apps will pay for a premium weather service.

"Best. Forecasting. Tool. Ever. I can't imagine life without this app. It gives you everything you need, all in 1 place."

...

FiW

"The best weather app for fishermen. I always recommend FishWeather to my fishing buddies."

...

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

With our **Tempest Hardware** systems, we are capturing a large share of the existing market for weather station hardware - because Tempest is much more than hardware. Tempest is both the best hardware solution available AND a complete weather service backed by data science that delivers a guaranteed better forecast.

Andrew - Verified Owner

★★★★★

July 2019

"WOW!!! That's what I call great customer support and standing behind your product."

...

TechHive Review

★★★★★

June 2020

"This system is ridiculously easy to set up, it delivers all the weather information an amateur meteorologist could wish for, and it's supremely accurate to boot."

...

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Since we have created a whole new product category with Tempest, we are growing the weather station market. Tempest helps save energy in the home with only basic smart home implementations. Our new expanding market includes gardeners, smart home mavens, parents concerned about family safety and education, and everyone who wants to contribute data for the benefit of others.


"Who knew I needed Tempest? Now I'd kill my plants without it!"
- Lynda Haworth

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

With **WeatherFlowPro** we help our business and government customers save money. For many of them the stakes are very high, and they are focused on receiving a strong return on their investment in our data and decision support.

For example, our utility customers benefit in multiple ways. Many are focused on their individual customers saving energy, promoting and even subsidizing the sale of Tempest Systems. The additional data not only benefits individuals in saving, it also enables local operators and the utility grid managers to predict demand more accurately, so they can allocate energy more efficiently. Our tools allow them to better understand supply from solar and wind as well. Combined, the result is a cost savings for individuals and overall energy savings at the regional level.

Meterologist-in-charge, NWS Forecast Office, Eastern Region

★★★★★

"Data from WeatherFlow is absolutely crucial to our warning operations"

...

Peter Nakada, Stone Ridge Asset Management, New York

★★★★★

"The global insurance industry will clearly benefit greatly as WeatherFlow's footprint expands."

...

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Likewise, our insurance company customers want to understand what just happened, which reduces their costs and increases their customer satisfaction by deploying resources and paying claims quickly and accurately. Over time we help insurance companies better understand their risks. Property managers want to know the conditions at their properties. Farmers need to optimally manage their crops. The applications are endless, and only WeatherFlow can provide such a comprehensive service.


POWDER RIVER ENERGY CORPORATION
A Touchstone Energy® Cooperative
"WeatherFlow-Tempest provides our grid operations team with critical weather data."
- Quentin Rogers, VP, Powder River Energy

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Media Coverage


TechHive
FROM IDG
INNOVATION NATION
digitaltrends
i-t for all
Tempest Personal Weather System
Newsweek

MAKING A DIFFERENCE ON OUR PLANET

We're building a profitable business that is also a force for good.

Our mission is to help the world better understand and control the enormous impact of weather. We do this by serving businesses and consumers - and the planet - in a synergistic manner. It's at the core of who we are and what we do.

For example, a single Tempest helps save energy in the home while also helping utility grid managers in a region allocate energy more efficiently. The more Tempest systems in a region, the more we are able to help. These savings add up on a global scale.

Government weather agencies like NOAA perform the critical public service of keeping ***everybody safe***. They provide important regional warnings and we don't compete. We only support their effort by displaying NOAA warnings and proudly providing free access to Tempest data and model output, an important gesture as government budgets remain constrained.

We also make our data freely available to the weather and climate research communities. Our founders are also co-founders in Synoptic PBC, a public benefit corp focused on making all useful environmental data available to everyone.

We are proud to help and pleased that our partnerships with NOAA and others are only helping us build a large and profitable business. Beyond specific partnerships, we're committed to the environmental, social and governance (ESG) concepts embodied by the B-Labs and other like minded efforts.


"Thank you! Tempest data is increasingly helpful."
- Curtis Marshall
National Weather Service - NOAA

THE BUSINESS MODEL

Unique solutions and defensible advantages result in multiple, complementary streams of revenue

We deliver information through powerful apps and software tools, including via an API. While our product suite is blended, our revenue comes from three main categories:

- The **Tempest Hardware** system is a low-cost high-margin personal weather station with a powerful weather app, generating upfront revenue. It is primarily sold to consumers but also valued by business customers, a trend that will accelerate with expanded Tempest product offerings.

- Our family of **Personal Apps** provides recurring annual subscription revenue. The rapidly growing Tempest Network and improved forecasts based on Nearcast Technology™ are creating strong growth with existing apps and opportunities for new ones.

- **WeatherFlow Pro**, our business platform, supplies powerful weather data and decision support through our SaaS tools and via API. This service product centered on recurring revenue also fuels purchase of weather station hardware, creating more real-time data and improved forecasts.


Tempest°
HARDWARE
Personal
APPS
WeatherFlow
PRO

Our three revenue streams are highly complementary. Revenue received upfront reduces our need for growth capital. Our Personal Apps rely on the same base data and technology that powers WeatherFlow Pro, with both generating annually recurring revenue. Tempest System sales increase the data available to improve all our products, and the needs of all customers have an increasing effect on the demand for more weather station installations. We are near the beginning of a powerful virtuous cycle, fueling growth.

WHY INVEST

Thoughts on our Mission

To our new investors,

We are at an important inflection point, both in terms of growing a valuable company and having a meaningful impact on the world.

We have great revenue traction and an agile, passionate team. We've created unique and defensible proprietary advantages with our better, more valuable weather data. And we also have the proven ability to create the apps and software - the decision support tools - to bring that data to life.

It is time to bring in more investment capital and in StartEngine we have discovered a great way to partner with our customers and other individuals who appreciate and understand our mission. We have always believed that we were on a shared journey, and we have fielded many requests about investing. StartEngine is the best platform to allow like-minded individuals who understand our goals to play a part in our success.

We must have a positive impact on the global community. Nonetheless, first and foremost, we need to deliver value to our customers. The individuals, businesses, and government entities paying for our services do so because they are receiving a clear return on their expense. We have shown that we can focus on customers' needs while also helping others and the environment. Doing right by all stakeholders is simply good business.

We intend to create tremendous value for our customers, our employees, and all of our investors. And we will make sure to do our part for the planet. Please join us!

Buck Lyons
CEO
WeatherFlow-Tempest Inc.

WeatherFlow-Tempest Timeline


2021
Added Personal Apps
Launch on Start Engine
Poised for Growth
2020
Launched Tempest Weather System
Increased Revenue from $2.9M to $6.4M
2019
Formed WeatherFlow-Tempest, Inc.
with valuable IP and know-how and
a plan to build a large, global company

Backstory on the Team behind WeatherFlow-Tempest


Start
1993
Martin, Titlow and Atkinson begin providing weather data
2000
St. John pioneers Personal Weather Apps & SaaS Weather Tools
2001
WFn Holdings, Inc. is formed
2003
Titlow licenses private data to US Military
2005
Dr. Bell initiates first efforts behind Nearcast
2008
Atkinson develops Scylla data logger for ProNet
2009
NOAA partners with WFn for ProNet data
2012
Partnership formed to found Synoptic Data PBC
2015
Smart Weather Station invented

Meet Our Team





Buck Lyons

CEO, Director, and Chairman

After early career years in finance, Buck has many years experience building and selling start-ups in a variety of industries. He has been involved in the weather and environmental space since 2000, when he co-founded WFn Holdings. He also co-founded environmental data aggregator Synoptic Data PBC in 2012. Buck holds a BA in Mathematics from Middlebury College and MBA from Stanford University. Against his will, he is occasionally featured in our marketing videos, since hiring someone who can act is too expensive.

Phil Atkinson

Founder, Director, and Design Guru

Phil co-founded WeatherFlow-Tempest and is currently a valuable member of our Board of Directors. He designed the patented Tempest sonic anemometer and has actively contributed to the design of coming products. Phil has a full-time role serving as President/COO of WFn Holdings, an affiliate company that provides us key industrial grade weather data. He has 30 years of experience designing and maintaining weather station networks, after starting his career designing missile systems at Lockheed. He completed coursework at MIT and holds a BS from Harvard.



David St. John

Chief Technology Officer

Starting his career at General Dynamics, David has since been involved with several successful start-ups. His entrepreneurial streak began with a venture formed during graduate school. David has strong expertise in both hardware and software, with a BS in Engineering from the University of Florida and an MS in Engineering from the University of California. An avid wind & water sportsman, his passion around creating better weather data was born of a selfish desire to get more time on the water (saving the world is just icing on the cake). David is affectionately known here as Pooh Bear for his relentless optimism and likeability while driving his team hard.



Marty Bell, Ph.D.

Chief Science Officer

A New Zealand native, career Atmospheric Scientist and avid outdoorsman, Marty leads an energetic team of Ph.D. atmospheric scientists and engineers (the "Drs Office") developing WeatherFlow-Tempest's Nearcast Technology™. He has spent most of his career in the US, leading numerical weather research and executing weather modeling operationally, including a stint running his own firm. He counts NASA, the US DoD, and many other research and commercial programs across the globe as former employers and clients. Marty earned his bachelor and doctorate degrees in Chemical Engineering from the University of Canterbury, and constantly touts the superiority of New Zealand in "very important" sports like sailing and rugby.



Corrine Butcher

Director of Software Development

After starting her career at United Parcel Service and the US Social Security Administration, Corrine quickly became a star programmer at WFn Holdings. She was an obvious choice for her current role as we founded WeatherFlow-Tempest. With a Masters degree in Computer Science and a flair for design, Corrine oversees the development & maintenance of our apps, SaaS tools and API with grace and genius (not to mention gratitude for no longer working for the SSA!).



Michele Redmon

Director of Marketing

Michele simply makes all our marketing communications go. As she has done for several previous entities, she expertly injects highly technical products and technology with life and personality to make them relatable for a variety of audiences. Her average week at WeatherFlow-Tempest includes a variety of PR planning, content strategy and creation, copyediting, ad execution and analysis, project management, and herding C-suite executives. She ruined the curve while getting her BA from the University of North Carolina, and she has continued demanding a lot from herself and others ever since.



Michael Samols

Consultant and Director

A trusted strategic advisor and member of the Board of Directors, Michael has more than 20 years of experience leading and consulting successful start-ups. From early years as an investment banker to successful start-up executive to venture capitalist, and now a private investor, Michael is an invaluable asset with a wealth of knowledge and expertise. (Which he provides when ocean conditions don't quite support his passion for riding waves.) Michael holds a BS from Harvard and an MBA from Stanford University.

Offering Summary

Company : WeatherFlow-Tempest, Inc.

Corporate Address : 108 Whispering Pines Dr #245, Scotts Valley, CA 95066

Offering Minimum : $10,000.00

Offering Maximum : $2,500,000.00

Minimum Investment Amount (per investor) : $325.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 4,000

Maximum Number of Shares Offered : 1,000,000

Price per Share : $2.50

Pre-Money Valuation : $32,283,025.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 30% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 20% bonus shares.

Early Bird Bonus

Invest within the first ten days and receive an additional 10% bonus shares.

Amount-Based

$325+ | Tier 1

Invest $325+ and receive a 10% discount on our products for one year + WeatherFlow Hoodie.

$1,000+ | Tier 2

Invest $1,000+ and receive a 15% discount on our products for one year + WeatherFlow Hoodie.

$2,500+ | Tier 3

Invest $2,500+ and receive a 15% discount on our products for two years + WeatherFlow Hoodie+ 5% bonus shares.

$5,000+ | Tier 4

Invest $5,000+ and receive a 15% discount on our products for five years + WeatherFlow Hoodie + 10% bonus shares.

$10,000+ | Tier 5

Invest $10,000+ and receive a 20% discount on our products for five years + WeatherFlow Hoodie + 15% bonus shares.

$20,000+ | Tier 6

Invest $20,000+ and receive a 20% discount on our products for five years + WeatherFlow Hoodie + 25% bonus shares.

**All perks occur when offering is complete.*

The 10% StartEngine Owners' Bonus

WeatherFlow-Tempest, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

3 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, WeatherFlow-Tempest, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in WeatherFlow-Tempest, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

29 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, WeatherFlow-Tempest, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in WeatherFlow-Tempest, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Exclusive Tempest Holiday Discount

30 days ago

As the holidays approach, we are extending a special offer to our investor community. Use the discount code **FRIENDS&FAM15** to get 15% off a Tempest Weather System and free delivery by December 25, 2021. Be sure to order by December 21 to ensure your order arrives on time! This offer is only available within the U.S. If you are an investor outside of the U.S. and are interested in purchasing a Tempest, please let us know HERE.


start engine
HOLIDAY DEAL
15%
OFF Tempest
Use code:
FRIENDS&FAM15

Many of you have asked about product discounts associated with your investment, and we are working with StartEngine to provide you with private links soon. In the interim, we are celebrating our campaign success by offering this one-time program to anyone in the StartEngine community!

We designed Tempest with best-of-breed sensors, no moving parts, and an extremely simple set-up. It requires near-zero maintenance and works with a growing list of third-party applications. But don't take our word for it! Here's what other people are saying about the Tempest:

- In the Wall Street Journal's round-up of high-tech garden tools, the reviewer states, "The (Tempest) device will provide a forecast via its companion app that beats the local news for accuracy."
- The Kiteboarder magazine reviewer said, "The Tempest is probably the most cost-effective and maintenance-free way to get a steady source of local (weather) information."
- Gizmodo said of Tempest, "This weather station just sits still like some strange lamppost, listens to the world, and gathers energy from the sun."
- The Tempest Weather System was recently called the "best weather tracker" in Popular Mechanics 2021 Gifts for Gardeners.

Happy holidays from all of us at WeatherFlow-Tempest!

P.S. Per our last update, we strongly encourage anyone interested in our campaign to join the waitlist to ensure you can invest should we decide to extend our offering max or if space becomes available in our current offering.

We are Oversubscribed | Join the Waitlist

about 1 month ago

Hello, StartEngine community,

Thank you to everyone who helped us reach our current offering max! What an incredible feat in such a short time. We are humbled and grateful!

If you haven't already participated and would like to invest, you can still commit an indication of interest, which will add you to our campaign waitlist. Should we decide to extend our offering max, or if space becomes available in our current offering, StartEngine will notify you to confirm your investment. We are working with the great folks at StartEngine and our Board of Directors on our future plans now.

Thank you for a phenomenal campaign!

Cheers,

Team WeatherFlow-Tempest

P.S. Again, we strongly encourage anyone interested in our campaign to join the waitlist to ensure you are able to invest should a space open up.

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, WeatherFlow-Tempest, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in WeatherFlow-Tempest, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Off to a great start thanks to you!

about 2 months ago


"Extreme weather is impacting stability in areas of the world where our troops are operating today."
- General James N. Mattis United States Marine Corps
"A dense network of weather stations will be critical to next-generation machine learning forecasting algorithms."
- Professor William Moore Hampton University
"If you want to mitigate Climate Change, you have to measure it."
- Astronaut Bill Nelson NASA Chief Scientist
"In many cases there haven't been weather stations in close enough proximity....we are essentially poking around in the dark."
- Professor Danial Swain UCLA

Thank you for helping create a tremendous start to our journey on StartEngine! We thought this first week was about telling a few friends, and the response has been unexpected and thrilling! The broader embrace by the StartEngine community has been amazing. In just one week, we raised more than $250k. The momentum feels incredible, and we are just getting started!

We appreciate the smart questions we have received on the platform - and are encouraged to see that our answers to comments have resulted in investments. We are humbled, and we're eager to hear more from you!

To keep up with all things WeatherFlow-Tempest, be sure to follow us on Twitter, Facebook, and LinkedIn: @weatherflow

END OF UPDATES

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Alan D. 14 INVESTMENTS a day ago
hi, the new 2022 CF limits are for $5 million so wondering why this moved to a waitlist already
↑ 0

. 7 INVESTMENTS 2 days ago
I accidentally cancelled my investment. After quickly realizing I canceled the wrong investment (wasn't paying attention), I quickly re-invested. is it possible to get my place back in line? Currently on the waitlist.
↑ 0

James B. 21 INVESTMENTS 6 days ago
Since it seems that this oversubscribed offering will stay here until the original closing date (11th May), could you give an estimate as to when 2021 financials will be posted. I am sure the others who have invested would be interested in seeing them. Thanks and good luck in 2022.
↑ 1 View 1 reply

Karthikeyan K. 1 INVESTMENT a month ago
WeatherFlow business looks exciting.
1. What is your next 2 to 3 year plans?
2. What is your exit plan?
Thanks.
↑ 1 View 1 reply

Marty R. a month ago
When is the Closing Date? Can't find it anywhere. Thanks
↑ 0 View 3 replies

Ashutosh G. 27 INVESTMENTS a month ago
Looks interesting but I am wondering how are you different from weather.com and other companies providing weather forecast. Also you have mentioned about help sailors winning the race , can you please explain how? There is another company MarkSetBot on StartEngine, they have also created BOT for sailors. Do you see any options of partnership
↑ 0 View 1 reply

Gabe H. 2 months ago
This seems like a super interesting market and what you're doing in it seems excitingly unique. I have a couple of questions for you:

1 - I'm worried about the total market size here. 20-40k users in such a short time is amazing, but I'm also assuming that they're the low-hanging fruit, and the next 20-40k will be harder to acquire. What channels are you selling in, and how would you allay the fears about market size?
2 - Related, how does pricing for enterprise work compared to consumer? Which channel do you expect to be a bigger part of your business in 2022? Can you elaborate on the (assumed) land and expand strategy? I.e. - Has the navy indicated that they'd like more products?
3- Can you share any metrics around your recurring Revenue? What is your churn like? What is your upsell like? Do you have any metrics like CAC:LTV?
4 - Is your goal to be acquired or go public? If it's an acquisition, who do you think may be a likely strategic partner?
5- What will you be using the money for? How will you split between improving the products/softwares and business/marketing?
↑ 1 View 1 reply

Karl B. 2 months ago
I am from the UK, is this investment available to people outside of the USA?
↑ 0 View 1 reply

Michael S. 1 INVESTMENT 2 months ago
Nice to see both Vilem and Jeremy invest! And I appreciate the meaningful dialog initiated by the StartEngine community. Some assumptions were incorrect but the investigation was good. Clearly a deeper explanation was helpful. Thanks to those who take the time to ask the right questions
↑ 0

Vilem F. 78 INVESTMENTS 2 months ago
Hello, couple questions: 1) Please what is the relationship between WeatherFlow-Tempest, Inc. and WFn Holdings, Inc. (aka WeatherFlow Networks) and can this arrangement / relationship be used in any way to divert funds from investors in WeatherFlow-Tempest, Inc.? It seems to me that you are hiding your Q1, Q2 , and Q3 2021 financials behind some "conform with smart business practices" statements. In my opinion, if I was asking someone for money, I believe the smart business practice would be to be an open book, and give straight answers to potential investors. 2) Is it correct to assume that the 2020 to 2021 revenue growth rate is nowhere near to the growth rate from 2019 to 2020? I can imagine this to be the only case why to keep these numbers under the lid would be a smart business practice. Thank you, V.
↑ 0 View 2 replies

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

It's the go-to question at the big social event when you're not sure what else to say. "So how about this weather?"

But at Weatherflow-Tempest, weather isn't our small talk, it's our all talk.

Because weather is a big deal.

Each year, severe weather kills over 60,000 people, and costs the global economy over a trillion dollars. Beyond severe events, weather has a vast effect on everything from growing the world's food supply to managing the power grid, to personal costs like cooling and heating your home, or managing your garden. And with climate change, the costs around weather are only growing larger.

Weather isn't something we can control, but it is something we can plan for, and WeatherFlow-Tempest is disrupting a $7B market where the people paying for help are demanding better. The key is our patented NearCast technology. It's a layered solution that starts with a massive amount of data from all available sources.

That includes weather from our Tempest Systems, which are rapidly forming the largest weather observing network on the planet. We then run all that data through our proprietary AI based computer modeling. The result is hyper-local weather information guaranteed to be more accurate.

It's realtime data and forecasts benefiting all our owners from Tempest Systems to weather app subscribers to all our business clients.

The opportunity that our weather data creates is egnormous. Launched just a year ago, tens of thousands of people already own our flagship Tempest weather system, and 3 million more use our apps and software tools.

In 2019, we generated $2.7 million in revenue, and we more than doubled that last year and continue to grow. We now have over 60,000 paying customers, and they are all more than clients, they are weather evangelists who support our mission and help sell our products to anyone who will listen.

We're raising capital to develop more cutting-edge weather products, and expand further into the business market where we have already have great traction.

Our current technology is just a start as we are adding more hardware and software tools while expanding into related sectors like air quality.

We have a great team, including talented engineers, PhD scientists skilled in weather modeling, and executives with deep experience in growing successful startups.

And now, it's time for you to join the team.

Any way the wind blows, this is a great opportunity.

As the climate changes and weather becomes even more unpredictable, high quality weather data only become more valuable. Every Tempest sold and every update to our modeling improves the quality of data to our customers, and we make sure national med agencies and climate scientists around the globe gain free access as they perform critical work for all of us.

Become an investor in Weatherflow-Tempest today. With your help, we can create tremendous value - for individuals and on a broad scale. And we'll be doing our part for the planet in the process.

Now that is something to talk about!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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